5555 San Felipe Street Houston, TX 77056-2723 Telephone: 713-629-6600

November 16, 2016

Via EDGAR

H. Roger Schwall
Assistant Director
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Marathon Oil Corporation
Form 10-K for Fiscal Year Ended
December 31, 2015
Filed February 25, 2016
Form 10-Q for Fiscal Quarter Ended
September 30, 2016
Filed November 3, 2016
File No. 1-05153

Dear Mr. Schwall,

On behalf of Marathon Oil Corporation, we acknowledge receipt of your letter dated November 14, 2016, concerning the above-referenced filings. We have begun to analyze the comments of the staff of the Securities and Exchange Commission (“Staff”) and to gather the requested information in response to this request. However, based upon the nature of the comments, we estimate that we will need more time to prepare our response. To confirm our conversation with the Staff today, we will provide a comprehensive response no later than December 16, 2016.

We appreciate your consideration in this matter. If you have any questions concerning our request, please do not hesitate to contact the undersigned at 713-629-6600.

Very truly yours,

/s/ Gary E. Wilson
Gary E. Wilson
Vice President, Controller and Chief Accounting Officer
Marathon Oil Corporation